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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 3

                                       TO

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                AMENDMENT NO. 1

                                       TO

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                            SMT HEALTH SERVICES INC.
                           (NAME OF SUBJECT COMPANY)

                         THREE RIVERS ACQUISITION CORP.
                           THREE RIVERS HOLDING CORP.
                                   (BIDDERS)

                         COMMON STOCK, PAR VALUE $0.01
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  784585 10 1
                         (CUSIP NUMBER OF COMMON STOCK)

                              MR. JOSHUA J. HARRIS
                           THREE RIVERS HOLDING CORP.
                          C/O APOLLO MANAGEMENT, L.P.
                    1301 AVENUE OF THE AMERICAS, 38TH FLOOR
                            NEW YORK, NEW YORK 10019
                                 (212) 261-4000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                                      AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

           MICHAEL D. WEINER, ESQ.                          JOHN J. SUYDAM, ESQ.
            APOLLO ADVISORS, L.P.                     O'SULLIVAN GRAEV & KARABELL, LLP
    1999 AVENUE OF THE STARS, SUITE 1900              30 ROCKEFELLER PLAZA, 41ST FLOOR
        LOS ANGELES, CALIFORNIA 90067                     NEW YORK, NEW YORK 10012
               (310) 201-4100                                  (212) 408-2400

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  This Amendment No. 3 dated July 30, 1997, amends and supplements the Tender
Offer Statement on Schedule 14D-1 dated June 30, 1997, as amended by Amendment No. 1 dated July 10, 1997 and Amendment No. 2 dated July 23, 1997 (as amended, the "Schedule 14D-1"), of Three Rivers Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Three Rivers Holding Corp., a Delaware corporation (the "Parent"), relating to the offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of SMT Health Services Inc., a Delaware corporation (the "Company"), including the associated Rights, at a purchase price of $11.75 per Share, net to the seller in cash, without interest, as set forth in the
Schedule 14D-1.

  This Amendment No. 3 to Schedule 14D-1 also constitutes Amendment No. 1 to the Statement on Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

  Unless otherwise indicated, the information set forth in the Schedule 14D-1 remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in the Schedule 14D-1.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

(a)-(e) The information set forth in Section 1 "Plans for the Company" of Supplement No. 1 dated July 30, 1997, to the Offer to Purchase dated June 30, 1997, a copy of which is attached hereto as Exhibit (a)(11), is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

(f) The information set forth in Supplement No. 1 dated July 30, 1997, to the Offer to Purchase dated June 30, 1997, a copy of which is attached hereto as Exhibit (a)(11), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(11) Supplement No. 1 dated July 30, 1997, to the Offer to Purchase dated June 30, 1997.

(a)(12) Text of Press Release dated July 28, 1997, issued by Three Rivers Acquisition Corp.

(a)(13) Text of Press Release dated July 23, 1997, issued by Alliance Imaging, Inc.

(a)(14) Text of Press Release dated July 24, 1997, issued by the Company (incorporated by reference to Exhibit D1 to the Company's Schedule 14D-9, as amended).

(c)(8) Merger Agreement dated as of July 23, 1997, between Newport Investment LLC and Alliance Imaging Inc.

(c)(9) Stockholder Agreement dated as of July 23, 1997, among Newport Investment LLC and certain shareholders of Alliance Imaging, Inc.

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                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 1997

                                          Three Rivers Acquisition Corp.

                                            By: /s/ Joshua Harris
                                                 ______________________________
                                                 Name:  Joshua Harris
                                                 Title:Vice President

                                          Three Rivers Holding Corp.

                                            By: /s/ Joshua Harris
                                                 ______________________________
                                                 Name:  Joshua Harris
                                                 Title:Vice President

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